FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of May 2011

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	News release issued on April 28, 2011, by Panasonic Corporation (the registrant), announcing consolidated financial results for the year ended March 31, 2011 (fiscal 2011).

2.	Supplemental consolidated financial data for fiscal 2011 ended March 31, 2011.

3.	News release issued on April 28, 2011, by the registrant, announcing the continuation of policy toward large-scale purchases of company’s shares.

4.	News release issued on April 28, 2011, by the registrant, announcing its annual business policy for fiscal 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ MASAHITO YAMAMURA
Masahito Yamamura, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: May 2, 2011

April 28, 2011

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)

International PR

(Tel: +81-3-6403-3040)

Panasonic News Bureau (Japan)

(Tel: +81-3-3542-6205)

Jim Reilly (U.S.)

(Tel: +1-201-392-6067)

Anne Guennewig (Europe)

(Tel: +49-611-235-457)

Makoto Mihara (Japan)

Investor Relations

(Tel: +81-6-6908-1121)

Yuko Iwatsu (U.S.)

Panasonic Finance (America), Inc.

(Tel: +1-212-698-1360)

Hiroko Carvell (Europe)

Panasonic Finance (Europe) plc

(Tel: +44-20-3008-6887)

ANNOUNCEMENT OF FINANCIAL RESULTS

PANASONIC REPORTS FISCAL 2011 ANNUAL RESULTS

- All incomes increased significantly -

Osaka, Japan, April 28, 2011 — Panasonic Corporation (Panasonic [NYSE: PC/TSE:6752]) today reported its consolidated financial results for the year ended March 31, 2011 (fiscal 2011).

Consolidated Results

Consolidated group sales for fiscal 2011 increased by 17% to 8,692.7 billion yen from 7,418.0 billion yen in the year ended March 31, 2010 (fiscal 2010), due mainly to the inclusion of sales of SANYO Electric Co., Ltd. (SANYO) and its subsidiaries in the company’s consolidated financial results from January 2010 onwards. Of the consolidated group total, domestic sales amounted to 4,514.3 billion yen, up 13% from 3,994.4 billion yen in fiscal 2010. Overseas sales increased by 22% to 4,178.4 billion yen from 3,423.6 billion yen in fiscal 2010.

Globally, while the growth in Europe and U.S. remained sluggish, the industry as a whole was steady driven by the emerging countries like China and India. The domestic market continued to be strong until last November due to a last minute rush before the revision of the ‘eco-point’ system, the Japanese government’s economic stimulus program. However, in addition to sluggish demand since December, the devastation brought by the Great East Japan Earthquake on March 11, 2011 significantly impacted the world economy and fiscal 2011 ended without seeing the road to recovery.

In such a business environment, as a first step towards realizing the 100th anniversary vision of becoming the “No.1 Innovation Company in the Electronics Industry,” Panasonic started its three-year midterm management plan called “Green Transformation 2012 (GT12)” in fiscal 2011 and worked towards the two themes of Paradigm Shift to Growth and Laying Foundations to be a Green Innovation Company.

Regarding Paradigm Shift to Growth, the company worked towards shifting its businesses:

1)	from existing businesses to new businesses — such as energy

2)	from Japan-oriented to globally-oriented

3)	from individual product-oriented to solutions & systems business-oriented,

and promoted expansion of key businesses such as Heating/Refrigeration/Air Conditioning and LED, and sales increase in emerging markets through high-volume segment products.

Regarding Laying Foundations to be a Green Innovation Company, Panasonic worked for a larger contribution towards protection of the environment, through increased sales of energy saving and creating products and by reducing CO2 emissions in production.

In addition, the company proceeded to discuss business reorganization and new growth strategies, as Panasonic and its subsidiaries, Panasonic Electric Works Co., Ltd. (PEW) and SANYO agreed to make these two companies wholly-owned subsidiaries of Panasonic with the aim of speeding up synergy generation and maximizing it. PEW and SANYO became wholly-owned subsidiaries of Panasonic on April 1, 2011 after related procedures.

Regarding the operating profit1, despite severe price competition, appreciation of the yen and rising material costs, along with the loss of production and subdued demand due to the Great East Japan Earthquake, the operating profit improved by 60% to 305.3 billion yen from 190.5 billion yen in fiscal 2010 due mainly to strong sales on an annual basis, and a wide range of exhaustive cost reductions, including streamlining of material costs and other general expenses. Although the restructuring cost including implementation of the retirement program and the loss related to Great East Japan Earthquake were incurred in other income (deductions), both income (loss) before income taxes and net income attributable to Panasonic Corporation improved significantly. Income (loss) before income taxes turned to a profit of 178.8 billion yen from a loss of 29.3 billion yen and net income attributable to Panasonic Corporation turned to a profit of 74.0 billion yen from a loss of 103.5 billion yen in fiscal 2010.

[1]	For information about operating profit, see Note 2 of the Notes to consolidated financial statements on page 13.

Breakdown by Business Segment

The company’s annual consolidated sales and operating profits by business segment, with previous year comparisons, are summarized as follows:

Digital AVC Networks

Sales in this segment amounted to 3,304.0 billion yen, down 3% from 3,409.5 billion yen a year ago. Despite favorable sales of Blu-ray Disc recorders, this result was due mainly to sales declines in mobile phones and digital cameras. Operating profit increased by 32% to 114.9 billion yen from 87.3 billion yen, mainly as a result of fixed cost reduction and streamlining efforts, offsetting the impact of a sales decline and yen appreciation.

Home Appliances2

Sales in this segment increased by 6% to 1,275.9 billion yen, compared with 1,204.2 billion yen a year ago due mainly to favorable sales of air conditioners, refrigerators and compressors. Despite rising material costs, operating profit increased by 40% to 92.3 billion yen from 66.1 billion yen, due mainly to strong sales and a fixed cost reduction.

PEW and PanaHome

Sales in this segment increased by 6% to 1,735.0 billion yen from 1,632.1 billion yen a year ago. Regarding Panasonic Electric Works Co., Ltd. and its subsidiaries, in addition to favorable sales mainly in home appliances and devices such as electronic materials and automation controls, sales growth in housing/building related business such as electrical construction and building materials also contributed to the overall sales increase. For PanaHome Corporation and its subsidiaries, stable sales of housing construction such as detached housing and rental apartment housing on the back of the recovery in Japanese housing market conditions led to the increase in overall sales. Operating profit improved significantly by 110% to 73.0 billion yen from 34.7 billion yen a year ago, as an increase in profit by strong sales and streamlining efforts, covering the impact of yen appreciation and rising material costs.

Components and Devices2

Sales in this segment decreased to 926.3 billion yen, down 1% from 931.5 billion yen a year ago. Despite steady sales of general components, this result was due mainly to declines in sales of batteries and semiconductors. Operating profit decreased by 10% to 33.0 billion yen from 36.5 billion yen a year ago due mainly to falling sales.

[2]

The company restructured the motor business on April 1, 2010. Accordingly, segment information for Home Appliances, and Components and Devices in fiscal 2010 are reclassified to conform to the presentation for fiscal 2011.

SANYO

Sales in this segment totaled 1,561.9 billion yen. Sales of photovoltaic power generation system, in-car-related equipment and cold-chain equipments were favorable, while sales of digital cameras and rechargeable batteries were sluggish due to price declines on the back of severe competition. Operating loss was 8.0 billion yen, after incurring the expenses such as the amortization of intangible assets recorded at acquisition.

Other

Sales in this segment significantly increased by 18% to 1,197.7 billion yen from 1,012.2 billion yen a year ago, due mainly to strong sales in factory automation equipment. Operating profit also improved by 168% to 52.9 billion yen from 19.7 billion due mainly to sales increase.

Consolidated Financial Condition

Net cash provided by operating activities for the year ended March 31, 2011 amounted to 469.2 billion yen. This was attributable primarily to net income and depreciation expense. Net cash used in investing activities amounted to 202.9 billion yen. This was due mainly to capital expenditures on manufacturing facilities such as flat-panel TVs and batteries, which are the company’s priority business areas, offsetting proceeds from disposition of investments and advances, and proceeds from disposals of property, plant and equipment. Despite long term debt increased due to unsecured straight bonds issuance, net cash used in financing activities was 354.6 billion yen, due mainly to expenditures related to purchasing of noncontrolling interests of the company’s subsidiaries, including the tender offers for PEW and SANYO. Taking into consideration exchange rate fluctuations, cash and cash equivalents totaled 974.8 billion yen as of March 31, 2011, a decrease of 135.1 billion yen, compared with the end of the last fiscal year.

The company’s consolidated total assets as of March 31, 2011 decreased by 535.2 billion yen to 7,822.9 billion yen, from the end of fiscal 2010. This was due mainly to appreciation of the yen and a decrease in investments and advances affected by decreases in the market value of investments, in addition to falls in cash and cash equivalent and account receivables. Panasonic Corporation shareholders’ equity decreased by 233.5 billion yen, compared with the end of fiscal 2010 to 2,559.0 billion yen as of March 31, 2011. This was mainly due to deterioration in accumulated other comprehensive income (loss) influenced by appreciation of the yen and decrease in capital surplus owing to acquisition of noncontrolling interests of the company’s subsidiaries. Noncontrolling interests decreased by 499.9 billion yen, from the end of fiscal 2010, to 387.3 billion yen due mainly to the tender offer.

Non-Consolidated (Parent Company Alone) Results3

Parent-alone sales increased by 6% to 4,143.0 billion yen from 3,926.6 billion yen in fiscal 2010. Of the total sales, domestic sales amounted 2,411.6 billion yen, up 3% from 2,340.8 billion yen in fiscal 2010. Overseas sales increased by 9% to 1,731.4 billion yen from 1,585.8 billion yen in fiscal 2010. Regarding parent-alone earnings, operating profit increased by 96% to 104.3 billion yen from 53.2 billion yen in fiscal 2010. Recurring profit increased by 213% to 146.4 billion yen from 46.7 billion yen in fiscal 2010. Parent-alone net loss was 49.9 billion yen, improved from a loss of 124.9 billion yen in fiscal 2010.

Dividend

Total cash dividends for fiscal 2011, ended March 31, 2011, are expected to be 10.0 yen per share, including an interim dividend of 5.0 yen per share paid on November 30, 2010.

[3]	Non-consolidated (parent company alone) results are in conformity with Japanese generally accepted accounting principles.

Forecast for Fiscal 2012

As it is difficult to assess the impact of the Great East Japan Earthquake on March 11, 2011 on its consolidated financial results, the company is currently unable to provide financial forecasts for fiscal 2012. The company will announce the forecast when it is feasible.

For your reference, consolidated results forecasts for fiscal 2012 (excluding the impact of the Great East Japan Earthquake) are as follows:

Sales are forecast to be 8,800.0 billion yen

Operating profit is forecast to be 310.0 billion yen

Income (loss) before income taxes4 is forecast to be 140.0 billion yen

Net income attributable to Panasonic Corporation is forecast to be 50.0 billion yen

Panasonic Corporation is one of the world’s leading manufacturers of electronic and electric products for consumer, business and industrial use. Panasonic’s shares are listed on the Tokyo, Osaka, Nagoya and New York Stock Exchanges. For more information, please visit the following web sites:

Panasonic home page URL: http://panasonic.net/

Panasonic IR web site URL: http://panasonic.net/ir/

[4]

Factors affecting the forecast for other income (deductions) of 170.0 billion yen (the difference between operating profit and income before income taxes) include business restructuring expenses of 110.0 billion yen.

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the business reorganization after the acquisition of all shares of Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd.; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; natural disasters including earthquakes, prevalence of infectious diseases throughout the world and other events that may negatively impact business activities of the Panasonic Group; as well as direct or indirect adverse effects of the Great East Japan Earthquake on Panasonic Group in terms of, among others, component procurement, manufacturing, distribution, and economic conditions in Japan and overseas including consumer spending and corporate capital investment. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual reports, on Form 20-F, and any other reports and documents which are on file with the U.S. Securities and Exchange Commission.

(Financial Tables and Additional Information Attached)

Panasonic Corporation

Consolidated Statement of Operations *

(Year ended March 31)

	Yen (millions)		Percentage 2011/2010
	2011	2010
Net sales	¥8,692,672	¥7,417,980	117%
Cost of sales	(6,389,180)	(5,341,059)
Selling, general and administrative expenses	(1,998,238)	(1,886,468)
Interest income	11,593	12,348
Dividends received	6,323	6,746
Interest expense	(27,524)	(25,718)
Expenses associated with the implementation of early retirement programs *	(17,671)	(38,954)
Other income (deductions), net *	(99,168)	(174,190)

Income (loss) before income taxes	178,807	(29,315)	—

Provision for income taxes	(103,010)	(141,833)
Equity in earnings of associated companies	9,800	481

Net income (loss)	85,597	(170,667)	—
Less net income (loss) attributable to noncontrolling interests	11,580	(67,202)

Net income (loss) attributable to Panasonic Corporation	¥74,017	¥(103,465)	—

Net income (loss) attributable to Panasonic Corporation, basic
per common share	35.75 yen	(49.97) yen
per ADS	35.75 yen	(49.97) yen
Net income (loss) attributable to Panasonic Corporation, diluted
per common share *	—	—
per ADS *	—	—

(Parentheses indicate expenses, deductions or losses.)

*	See Notes to consolidated financial statements on pages 13-14.

Supplementary Information

(Year ended March 31)

	Yen (millions)
	2011	2010
Depreciation (tangible assets)	¥284,244	¥251,839
Capital investment **	¥403,778	¥385,489
R&D expenditures	¥527,798	¥476,903

Number of employees (March 31)	366,937	384,586

**	These figures are calculated on an accrual basis.

Panasonic Corporation

Consolidated Balance Sheet **

March 31, 2011

With comparative figures for March 31, 2010

	Yen (millions)
	March 31, 2011	March 31, 2010
Assets
Current assets:
Cash and cash equivalents	¥974,826	¥1,109,912
Time deposits	69,897	92,032
Trade receivables:
Notes	78,979	74,283
Accounts	1,001,982	1,134,915
Allowance for doubtful receivables	(21,860)	(24,158)
Inventories	896,424	913,646
Other current assets	489,601	505,418

Total current assets	3,489,849	3,806,048

Investments and advances	569,651	636,762
Property, plant and equipment, net of accumulated depreciation	1,883,309	1,956,021
Other assets	1,880,061	1,959,226

Total assets	¥7,822,870	¥8,358,057

Liabilities and Equity
Current liabilities:
Short-term debt, including current portion of long-term debt	¥432,982	¥299,064
Trade payables:
Notes	60,128	59,608
Accounts	941,124	1,011,838
Other current liabilities	1,412,816	1,445,353

Total current liabilities	2,847,050	2,815,863

Noncurrent liabilities:
Long-term debt	1,162,287	1,028,928
Other long-term liabilities	867,198	833,493

Total noncurrent liabilities	2,029,485	1,862,421

Total liabilities	4,876,535	4,678,284

Panasonic Corporation shareholders’ equity:
Common stock	258,740	258,740
Capital surplus	1,100,181	1,209,516
Legal reserve	94,198	93,307
Retained earnings	2,401,909	2,349,487
Accumulated other comprehensive income (loss) *	(625,300)	(448,232)
Treasury stock, at cost	(670,736)	(670,330)

Total Panasonic Corporation shareholders’ equity	2,558,992	2,792,488

Noncontrolling interests	387,343	887,285

Total equity	2,946,335	3,679,773

Total liabilities and equity	¥7,822,870	¥8,358,057

*	Accumulated other comprehensive income (loss) breakdown:

	Yen (millions)
	March 31, 2011	March 31, 2010
Cumulative translation adjustments	¥(453,158)	¥(352,649)
Unrealized holding gains of available-for-sale securities	16,835	40,700
Unrealized gains of derivative instruments	2,277	1,272
Pension liability adjustments	(191,254)	(137,555)

**	See Notes to consolidated financial statements on pages 13-14.

Panasonic Corporation

Consolidated Information by Business Segment *

(Year ended March 31)

By Business Segment:

	Yen (billions)		Percentage 2011/2010
	2011	2010
[Sales]
Digital AVC Networks	¥3,304.0	¥3,409.5	97%
Home Appliances	1,275.9	1,204.2	106%
PEW and PanaHome	1,735.0	1,632.1	106%
Components and Devices	926.3	931.5	99%
SANYO	1,561.9	404.8	386%
Other	1,197.7	1,012.2	118%

Subtotal	10,000.8	8,594.3	116%
Eliminations	(1,308.1)	(1,176.3)	—

Consolidated total	¥8,692.7	¥7,418.0	117%

[Segment Profit (Loss)]*
Digital AVC Networks	¥114.9	¥87.3	132%
Home Appliances	92.3	66.1	140%
PEW and PanaHome	73.0	34.7	210%
Components and Devices	33.0	36.5	90%
SANYO	(8.0)	(0.7)	—
Other	52.9	19.7	268%

Subtotal	358.1	243.6	147%
Corporate and eliminations	(52.8)	(53.1)	—

Consolidated total	¥305.3	¥190.5	160%

*	See Notes to consolidated financial statements on pages 13-14.

Panasonic Corporation

Consolidated Statement of Equity *

(Years ended March 31, 2011 and 2010)

Yen (millions)

	Common stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Panasonic Corporation shareholders’ equity	Noncontrolling interests	Total equity
(Year ended March 31, 2011)
Balances at beginning of period	¥258,740	¥1,209,516	¥93,307	¥2,349,487	¥(448,232)	¥(670,330)	¥2,792,488	¥887,285	¥3,679,773

Gain (loss) from sale of treasury stock		(9)					(9)		(9)
Transfer from retained earnings			891	(891)			—		—
Cash dividends				(20,704)			(20,704)	(12,583)	(33,287)
Increase (decrease) mainly in capital transactions		(109,326)			(5,885)		(115,211)	(474,758)	(589,969)
Disclosure of comprehensive income (loss)
Net income (loss)				74,017			74,017	11,580	85,597
Translation adjustments					(86,015)		(86,015)	(21,764)	(107,779)
Unrealized holding gains (losses) of available-for-sale securities					(22,789)		(22,789)	(1,633)	(24,422)
Unrealized gains (losses) of derivative instruments					988		988	(26)	962
Pension liability adjustments					(63,367)		(63,367)	(758)	(64,125)

Total comprehensive income (loss)							(97,166)	(12,601)	(109,767)
Repurchase of common stock, net						(406)	(406)		(406)

Balances at end of period	¥258,740	¥1,100,181	¥94,198	¥2,401,909	¥(625,300)	¥(670,736)	¥2,558,992	¥387,343	¥2,946,335

	Common stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Panasonic Corporation shareholders’ equity	Noncontrolling interests	Total equity
(Year ended March 31, 2010)
Balances at beginning of period	¥258,740	¥1,217,764	¥92,726	¥2,479,416	¥(594,377)	¥(670,289)	¥2,783,980	¥428,601	¥3,212,581

Gain (loss) from sale of treasury stock		(8)					(8)		(8)
Transfer from retained earnings			581	(581)			—		—
Cash dividends				(25,883)			(25,883)	(14,619)	(40,502)
Purchase of shares of a newly consolidated subsidiary							—	532,360	532,360
Increase (decrease) mainly in capital transactions		(8,240)					(8,240)	(2,402)	(10,642)
Disclosure of comprehensive income (loss)
Net income (loss)				(103,465)			(103,465)	(67,202)	(170,667)
Translation adjustments					(11,057)		(11,057)	1,238	(9,819)
Unrealized holding gains (losses) of available-for-sale securities					51,263		51,263	2,378	53,641
Unrealized gains (losses) of derivative instruments					6,161		6,161	68	6,229
Pension liability adjustments					99,778		99,778	6,863	106,641

Total comprehensive income (loss)							42,680	(56,655)	(13,975)
Repurchase of common stock, net						(41)	(41)		(41)

Balances at end of period	¥258,740	¥1,209,516	¥93,307	¥2,349,487	¥(448,232)	¥(670,330)	¥2,792,488	¥887,285	¥3,679,773

*	See Notes to consolidated financial statements on pages 13-14.

Panasonic Corporation

Consolidated Statement of Cash Flows *

(Year ended March 31)

	Yen (millions)
	2011	2010
Cash flows from operating activities:
Net income (loss)	¥85,597	¥(170,667)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	367,263	298,270
Net gain on sale of investments	(11,318)	(5,137)
Cash effects of changes in, excluding acquisition:
Trade receivables	83,333	(119,966)
Inventories	(54,659)	100,576
Trade payables	(12,826)	83,719
Retirement and severance benefits	(38,400)	(8,655)
Other	50,205	344,193

Net cash provided by operating activities	469,195	522,333

Cash flows from investing activities:
Proceeds from disposition of investments and advances	87,229	61,302
Increase in investments and advances	(8,873)	(8,855)
Capital expenditures	(420,921)	(375,648)
Proceeds from disposals of property, plant and equipment	152,663	117,857
(Increase) decrease in time deposits	19,005	99,274
Purchase of shares of a newly consolidated subsidiary	—	(174,808)
Other	(32,048)	(42,781)

Net cash used in investing activities	(202,945)	(323,659)

Cash flows from financing activities:
Increase (decrease) in short-term debt	(34,034)	(3,360)
Increase (decrease) in long-term debt	303,217	(1,608)
Dividends paid to Panasonic Corporation shareholders	(20,704)	(25,883)
Dividends paid to noncontrolling interests	(12,583)	(14,619)
(Increase) decrease in treasury stock	(415)	(49)
Other	(590,108)	(11,454)

Net cash used in financing activities	(354,627)	(56,973)

Effect of exchange rate changes on cash and cash equivalents	(46,709)	(5,656)

Net increase (decrease) in cash and cash equivalents	(135,086)	136,045
Cash and cash equivalents at beginning of period	1,109,912	973,867

Cash and cash equivalents at end of period	¥974,826	¥1,109,912

*	See Notes to consolidated financial statements on pages 13-14.

Notes to consolidated financial statements:

1. The company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

2. In order to be consistent with generally accepted financial reporting practices in Japan, operating profit, a non-GAAP measure, is presented as net sales less cost of sales and selling, general and administrative expenses. The company believes that this is useful to investors in comparing the company’s financial results with those of other Japanese companies. Please refer to the accompanying consolidated statement of operations and Note 3 for the U.S. GAAP reconciliation.

3. Under U.S. GAAP, expenses associated with the implementation of early retirement programs at certain domestic and overseas companies are included as part of operating profit in the statement of operations.

4. In other income (deductions), the company incurred 17.7 billion yen as expenses associated with the implementation of early retirement programs of certain domestic and overseas companies.

5. The impairment loss on fixed assets and the loss due to the Great East Japan Earthquake are included as other income (deduction), net.

6. Per share data (Years ended March 31)

	2011	2010
Net income (loss) attributable to Panasonic Corporation (millions of yen)	74,017	(103,465)
Average common shares outstanding (number of shares)	2,070,341,989	2,070,623,618
Net income (loss) attributable to Panasonic Corporation per share:
Basic	35.75 yen	(49.97 yen	)
Diluted	—	—

Diluted net income (loss) per share attributable to Panasonic Corporation common shareholders has been omitted because the company did not have potential common shares that were outstanding for the period.

7. Regarding consolidated segment profit (loss), expenses for basic research and administrative expenses at the corporate headquarters level are treated as unallocatable expenses for each business segment, and are included in Corporate and eliminations.

8. SANYO and its subsidiaries became Panasonic’s consolidated subsidiaries in December 2009. The operating results of SANYO and its subsidiaries are not included in the company’s consolidated financial statements for the period before December 2009.

9. The company resolved, at the Board of Directors meeting held on July 29, 2010, to pursue a plan of Panasonic’s acquisition of all shares of PEW and SANYO, which are the company’s subsidiaries, in order to make them wholly-owned subsidiaries of Panasonic by way of tender offers and, thereafter, share exchanges. Panasonic conducted, pursuant to the resolution of its above-mentioned Board of Directors meeting, the tender offers for the shares of PEW and SANYO during a tender offer period from August 23, 2010 through October 6, 2010. Thereafter, Panasonic, PEW and SANYO resolved at their respective meetings of the Board of directors held on December 21, 2010, to conduct share exchanges in order to make Panasonic a wholly-owning parent company, and the share exchange agreements were executed between Panasonic and PEW, and between Panasonic and SANYO. The Share Exchange was executed on April 1, 2011, after the approval of the share exchange agreements at extraordinary general meetings of PEW and SANYO, in early March, 2011. The shares of both subsidiaries were delisted on March 29, 2011.

10. JVC KENWOOD Holdings, Inc. (JVC KENWOOD HD) and its consolidated subsidiaries ceased to be an associated company of Panasonic under the equity method as the ownership percentage of Panasonic in JVC Kenwood HD fell due to JVC KENWOOD HD’s issuance of new shares and disposition of treasury shares through international offering, on January 25, 2011.

11. The company’s business segments are classified according to a business domain-based management system, which focuses on global consolidated management by each business domain, in order to ensure consistency of its internal management structure and disclosure. The company restructured the motor business on April 1, 2010. Accordingly, segment information for Home Appliances, and Components and Devices in fiscal 2010 is reclassified to conform to the presentation for fiscal 2011.

Principal internal divisional companies or units and subsidiaries operating in respective segments as of March 31, 2011 are as follows:

Digital AVC Networks

AVC Networks Company, System Networks Company,

Panasonic Mobile Communications Co., Ltd., Automotive Systems Company,

Panasonic Healthcare Co., Ltd.*

Home Appliances

Home Appliances Company, Lighting Company, Panasonic Ecology Systems Co., Ltd.

PEW and PanaHome

Panasonic Electric Works Co., Ltd., PanaHome Corporation

Components and Devices

Semiconductor Company, Panasonic Electronic Devices Co., Ltd., Energy Company

SANYO

SANYO Electric Co., Ltd.

Other

Panasonic Factory Solutions Co., Ltd., Panasonic Welding Systems Co., Ltd.

*	From October 1, 2010, the name of “Panasonic Shikoku Electronics Co., Ltd.” was changed to “Panasonic Healthcare Co., Ltd.”

12. Number of consolidated companies: 634 (including parent company)

13. Number of associated companies under the equity method: 114

Basic Accounting Policies:

1. Basis of Presentation of Consolidated Financial Statements

The company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles. See Note 2 of Notes to consolidated financial statements on page 13.

2. Inventories

Finished goods and work in process are stated at the lower of cost (average) or market. Raw materials are stated at cost, principally on a first-in, first-out or average basis, not in excess of current replacement cost.

3. Marketable Securities

The company accounts for debt and equity securities in accordance with the provision of ASC 320, “Investments-Debt and Equity Securities.”

4. Property, Plant and Equipment, and Depreciation

Property, plant and equipment are stated at cost. Depreciation is computed primarily using the straight-line method.

5. Leases

The company accounts for leases in accordance with the provision of ASC 840, “Leases.”

6. Income Taxes

Income taxes are accounted for under the asset and liability method. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the fiscal year that includes the enactment date.

7. Retirement and Severance Benefits

The company accounts for retirement and severance benefits in accordance with the provision of ASC715, “Compensation-Retirement Benefits.”

8. Derivative Financial Instruments

The company accounts for derivative instruments in accordance with the provision of ASC 815, “Derivative and Hedging.”

Management Policy

(1) Basic Policy for Corporate Management

Since the company’s establishment in 1918, Panasonic has operated its businesses under its basic management philosophy, which sets forth that the mission as a business enterprise is to contribute to progress and development of society and well-being of people through its business activities, thereby offering better quality of life throughout the world. To become a global excellent company contributing to resolve global environmental issues, Panasonic will work to grow sustainably in corporate value to satisfy its shareholders, investors, customers, business partners and all other stakeholders.

(2) Basic Policy for Providing Return to Shareholders

Since its establishment, Panasonic has managed its businesses under the concept that returning profits to shareholders is one of its most important policies. The company has implemented a proactive and comprehensive profit return to shareholders through dividend payments and own share repurchases, upon careful consideration of its consolidated business performance.

From the perspective of return on the capital investment made by shareholders, Panasonic, in principle, distributes profits to shareholders based on its business performance and is aiming for stable and continuous growth in dividends, targeting a dividend payout ratio of between 30% and 40% with respect to consolidated net income attributable to Panasonic Corporation. Regarding share buybacks, the company is repurchasing its own shares as it considers appropriate, taking comprehensively into consideration strategic investments and the company’s financial condition, with the aim of increasing shareholder value per share and return on capital.

In fiscal 2011 for the first year of the three year midterm management plan called “Green Transformation 2012 (GT12)”, the company returned to profitability and took a large step towards business restructuring, making PEW and SANYO its wholly-owned subsidiaries. Regarding the dividends for fiscal 2011, considering the requirement for further stabilization of financial position to support these reforms and the above policy for profit return to shareholders, the company paid an interim dividend of 5 yen per share on November 30, 2010 and plans to pay a year-end dividend of 5 yen per share, making an annual cash dividend of 10 yen per share. Meanwhile, the company did not repurchase its own shares, except for acquiring fractions of a trading unit and other minor transactions. Although Panasonic expects severe business environment to continue with uncertain world’s economic trends and the effect of the Great East Japan Earthquake, the company will strive to improve its performance and distribute earnings to shareholders.

As it is difficult to assess the impact of the Great East Japan Earthquake on March 11, 2011 on its consolidated financial results, the company is currently unable to provide annual dividend forecast for fiscal 2012.

(3) Corporate Management Strategies and Challenges

In fiscal 2012, although it is concerned some impact from the Great East Japan Earthquake, Panasonic expects the continuous high growth in emerging countries and some growth in the US and Europe on the global economy.

Panasonic will continue to support disaster areas affected by the earthquake. To accelerate restoration of business, the company will resolve supply chain issues, and strengthen risk management simultaneously. Through its business activities, Panasonic will contribute to the reconstruction from the impact of the Earthquake, by promoting energy-saving products such as LED lightings and other solutions which combine ‘energy creation’, ‘energy storage’ and ‘energy management’.

In fiscal 2012, Panasonic will also reorganize its whole group structure including PEW and SANYO, wholly-owned subsidiaries of Panasonic. Through the accomplishment of the reorganization, the company will start its new business structure in January 2012 to accelerate its growth strategy.

The basic concepts in its reorganization are: 1) maximization of value creation by strengthening connection with customers, 2) realization of speedy and lean management structure, and 3) acceleration of business growth strategy by shifting resources. Panasonic will therefore reorganize into three business sectors as follows:

1)	Consumer business sector:

two domain companies: ‘AVC Networks’ and ‘Heating/Refrigeration/Air

Conditioning & Home Appliances’, and

one department: ‘Global Consumer Marketing’

2)	Components and Devices business sector:

three domain companies: ‘Automotives Systems’, ‘Components &

Devices’ and ‘Energy Devices’

3)	Solutions business sector:

four domain companies: ‘System & Communication Solutions’,

‘Environment & Energy Solutions’, ‘Healthcare & Medical Solutions’ and

‘Factory Solutions’

Under this new organization of nine domain companies and one department, Panasonic will pursue its growth strategy to stay competitive in a global market.

Regarding head office function, Panasonic will integrate head offices of the company, PEW and SANYO, and six corporate regional management divisions into ‘Global and Group head office’ for lean, speedy and global operation. The company will also reorganize functional divisions for global optimization. As one of the initiatives, headquarters of manufacturing-related functions (procurement, logistics, and etc) will be moved to Asia. Panasonic will enhance its global manufacturing capability.

Panasonic will unify its corporate brands to one ‘Panasonic’ with exceptions in some regions and products. Many of the sub-brands, product names and technology-names will be used when it is necessary, taking into account of the Group strategy.

In fiscal 2012, Panasonic will pursue new strategies with ‘act decisively’ and ‘change’.

To ‘act decisively,’ Panasonic will mainly address the following two challenges:

1) Emerging market: Panasonic aims to achieve sales of 615.0 billion yen in BRICs + V and MINTS + B (Mexico, Indonesia, Nigeria, Turkey, Saudi Arabia, and the Balkans). In India, the company will strive to increase its sales by businesses development tailored to regional markets such as expansion of product line-ups, strengthening marketing ability and establishment of showrooms for BtoB products.

2) Growing Fields: Panasonic will accelerate market development in growing business fields, especially in environment and energy related businesses inside and outside Japan. In particular, with regards to solar business, the company will focus on supply during the recovery from the earthquake in Japan and expand new business models in Europe and the U.S. Panasonic will also expand device and component businesses for smart phones.

In terms of ‘change’, Panasonic will rapidly make changes by integrating group-wide innovation activities to the new ‘Corporate Division for Group Management Innovation’.

For example, in the innovative product development strategy, Panasonic will focus more on essentials and eliminate non-essentials in our lifestyle research under ‘V-Products Subcommittee’. In consumer electronics, the company aims to achieve sales of its competitive V-products of more than 1.0 trillion yen and an overseas ratio of more than 60% in fiscal 2013. Panasonic will also strengthen energy-saving and recycling-oriented products under ‘Environmental Innovation Subcommittee’ to achieve a size of contribution in reducing CO2 emissions from products equal to 48.3 million tones in fiscal 2013.

To reorganize management systems, the company will reduce fixed costs and generate cash under ‘Management Strengthening Subcommittee’ with the aim of lowering its break-even point by 4% in the next two years as well as having a positive net cash in fiscal 2013.

In fiscal 2012, although it is difficult to avoid the negative impact of the earthquake for the first half of the fiscal year, Panasonic will try to offset the impact by increasing sales in the global market and participating in the restructuring effort. For fiscal 2013 in its midterm management plan of GT12, its original targets were sales of 10.0 trillion yen and operating profit to sales ratio of more than 5%. The company, however, has revised its target to sales of 9.4 trillion yen due to appreciation of the yen and decisions made under ‘Transformation Project’ which Panasonic have implemented after formulating GT12. Panasonic continues to aim for an operating profit ratio of more than 5% with operating profit of 500.0 billion yen, the same level as the original target.

# # #

April 28, 2011

Panasonic Corporation

Supplemental Consolidated Financial Data for Fiscal 2011

ended March 31, 2011

Note:	SANYO and its subsidiaries became Panasonic’s consolidated subsidiaries in December 2009. The operating results of SANYO and its subsidiaries are not included in the company’s consolidated financial statements for the period before December 2009.

1. Sales Breakdown

yen (billions)

Fiscal 2011 Results	Total	11/10	Local currency basis 11/10	Domestic	11/10	Overseas	11/10	Local currency basis 11/10
Video and Audio Equipment	1,569.9	97%	102%	593.0	101%	976.9	95%	102%
Information and Communications Equipment	1,477.3	94%	97%	786.8	90%	690.5	99%	106%

Digital AVC Networks	3,047.2	96%	100%	1,379.8	94%	1,667.4	97%	104%
Home Appliances	1,224.6	107%	109%	680.2	105%	544.4	109%	115%
PEW and PanaHome	1,550.3	107%	109%	1,252.8	105%	297.5	116%	126%
Components and Devices	748.4	98%	103%	260.7	102%	487.7	97%	103%
SANYO	1,525.8	382%	386%	602.1	395%	923.7	373%	381%
Other	596.4	125%	127%	338.7	119%	257.7	136%	141%

Total	8,692.7	117%	120%	4,514.3	113%	4,178.4	122%	129%

(Domestic vs. overseas)	(100%)			(52%)		(48%)

Note:	The company restructured the motor business on April 1, 2010. Accordingly, the prior figures for Home Appliances, and Components and Devices in fiscal 2010 are reclassified to conform to the presentation for fiscal 2011.

Overseas Sales by Region

yen (billions)

	Fiscal 2011 Results
		11/10	Local currency basis 11/10
North and South America	1,070.8	117%	124%
Europe	857.2	111%	125%
Asia	1,072.4	129%	132%
China	1,178.0	130%	136%

Total	4,178.4	122%	129%

2. Sales by Products

yen (billions)

Product Category	Products	Fiscal 2011 Results
		Fourth Quarter		Annual
		Sales	11/10	Sales	11/10
Digital AVC Networks	TVs	173.1	87%	997.9	99%
	Plasma TVs	71.3	67%	479.4	87%
	LCD TVs	83.4	111%	443.4	116%
	Digital cameras	33.2	85%	183.7	90%
	BD / DVD recorders	25.8	99%	138.9	101%
	BD recorders / players	21.8	113%	116.7	113%
	VCRs / camcorders	12.9	95%	60.4	98%
	Audio equipment	13.0	85%	71.6	94%
	Information equipment	288.3	91%	1,043.2	98%
	Communications equipment	88.2	72%	434.1	85%
	Mobile communications equipment	36.6	55%	203.6	76%
Home Appliances	Air conditioners	69.2	119%	271.3	118%
	Refrigerators	24.1	106%	129.4	108%
Components and Devices	General components	77.7	96%	332.2	105%
	Semiconductors *	68.9	83%	313.9	95%
	Batteries	50.3	87%	232.3	96%
Other	FA equipment	36.4	117%	162.6	172%

*	Information for semiconductors is on a production basis.

3. Segment Information

yen (billions)

Fiscal 2011 Results	Sales	11/10	Segment Profit	% of sales	11/10
Digital AVC Networks	3,304.0	97%	114.9	3.5%	132%
Home Appliances	1,275.9	106%	92.3	7.2%	140%
PEW and PanaHome	1,735.0	106%	73.0	4.2%	210%
Components and Devices	926.3	99%	33.0	3.6%	90%
SANYO	1,561.9	386%	-8.0	-0.5%	—
Other	1,197.7	118%	52.9	4.4%	268%

Total	10,000.8	116%	358.1	3.6%	147%
Corporate and eliminations	-1,308.1	—	-52.8	—	—

Consolidated total	8,692.7	117%	305.3	3.5%	160%

Note:	The company restructured the motor business on April 1, 2010. Accordingly, the prior figures for Home Appliances, and Components and Devices in fiscal 2010 are reclassified to conform to the presentation for fiscal 2011.

4. Primary Domain Companies’ Information

(Business domain company basis)

<Sales, Domain Company Profit and Capital Investment * >

yen (billions)

	Sales		Domain Company Profit			Capital Investment
Fiscal 2011 Results		11/10		% of sales	11/10		11-10
AVC Networks Company	1,700.6	100%	-28.1	-1.7%	—	123.0	-53.1
Panasonic Mobile Communications Co., Ltd.	243.4	79%	5.5	2.3%	51%	3.2	+0.4
Panasonic Electronic Devices Co., Ltd.	365.8	100%	12.4	3.4%	270%	31.2	+11.8
Factory Automation Business	174.2	173%	24.0	13.8%	—	2.0	+0.1

*	These figures are calculated on an accrual basis.

5. Capital Investment, Depreciation and R&D Expenditures

Capital Investment *

		yen (billions)

	Fiscal 2011 Results
		11-10
Digital AVC Networks	153.7	-46.3
Home Appliances	34.7	- 2.1
PEW and PanaHome	43.5	+16.2
Components and Devices **	74.7	- 8.7
SANYO	87.2	+56.0
Other	10.0	+3.2

Total	403.8	+18.3

<** semiconductors only>	<21.4>	<+4.9>

*	These figures are calculated on an accrual basis.

Note:	The company restructured the motor business on April 1, 2010. Accordingly, the prior figures for Home Appliances, and Components and Devices in fiscal 2010 are reclassified to conform to the presentation for fiscal 2011.

Depreciation (tangible assets)

yen (billions)

Fiscal 2011 Results
11-10
284.2	+32.4

R&D Expenditures

yen (billions)

Fiscal 2011 Results
11-10
527.8	+50.9

6. Foreign Currency Exchange Rates

	Export Rates		Rates Used for Consolidation		Foreign Currency Transaction **
	Fiscal 2011 Results	Fiscal 2012 Forecast *	Fiscal 2011 Results	Fiscal 2012 Forecast *	Fiscal 2011 Results
U.S. Dollars	¥88	¥83	¥86	¥83	US$	2.0 billion
Euro	¥117	¥110	¥113	¥110		€1.1 billion

*	Business plan rate
**	These figures are based on the net foreign exchange exposure of the company.

7. Number of Employees

		(persons	)

	End of March 2010	End of March 2011
Domestic	152,853	145,512
Overseas	231,733	221,425

Total	384,586	366,937

Reference

<Fiscal 2012 Forecast (before reflecting the effects of the Great East Japan Earthquake) >

8. Sales Breakdown

yen (billions)

Fiscal 2012 Forecast	Total	12/11	Local currency basis 12/11	Domestic	12/11	Overseas	12/11	Local currency basis 12/11
Video and Audio Equipment	1,570.0	100%	101%	475.0	80%	1,095.0	112%	114%
Information and Communications Equipment	1,580.0	107%	108%	820.0	104%	760.0	110%	111%

Digital AVC Networks	3,150.0	103%	104%	1,295.0	94%	1,855.0	111%	113%
Home Appliances	1,280.0	105%	105%	685.0	101%	595.0	109%	110%
PEW and PanaHome	1,610.0	104%	104%	1,295.0	103%	315.0	106%	108%
Components and Devices	790.0	106%	106%	275.0	105%	515.0	106%	107%
SANYO	1,330.0	87%	89%	500.0	83%	830.0	90%	94%
Other	640.0	107%	108%	350.0	103%	290.0	113%	113%

Total	8,800.0	101%	102%	4,400.0	97%	4,400.0	105%	107%

(Domestic vs. overseas)	(100%)			(50%)		(50%)

(Note)	excluding the impact of the Great East Japan Earthquake

Overseas Sales by Region

yen (billions)

	Fiscal 2012 Forecast
		12/11	Local currency basis 12/11
North and South America	1,140.0	106%	109%
Europe	900.0	105%	107%
Asia	1,110.0	104%	105%
China	1,250.0	106%	107%

Total	4,400.0	105%	107%

(Note)	excluding the impact of the Great East Japan Earthquake

9. Segment Information

yen (billions)

Fiscal 2012 Forecast	Sales	12/11	Segment Profit	% of sales	12/11
Digital AVC Networks	3,400.0	103%	145.0	4.3%	126%
Home Appliances	1,310.0	103%	102.0	7.8%	110%
PEW and PanaHome	1,800.0	104%	75.0	4.2%	103%
Components and Devices	970.0	105%	49.0	5.1%	149%
SANYO	1,370.0	88%	-58.0	-4.2%	—
Other	1,210.0	101%	55.0	4.5%	104%

Total	10,060.0	101%	368.0	3.7%	103%
Corporate and eliminations	-1,260.0	—	-58.0	—	—

Consolidated total	8,800.0	101%	310.0	3.5%	102%

(Notes)	1.	The annual forecast for semiconductors on a production basis for fiscal 2012 is 338.6 billion yen, up 8% from fiscal 2011.

2.	excluding the impact of the Great East Japan Earthquake

Reference

<Fiscal 2012 Forecast (before reflecting the effects of the Great East Japan Earthquake)>

10. Capital Investment, Depreciation and R&D Expenditures

Capital Investment *

yen (billions)

	Fiscal 2012 Forecast
		12-11
Digital AVC Networks	91.0	-62.7
Home Appliances	34.0	-0.7
PEW and PanaHome	46.0	+2.5
Components and Devices **	85.0	+10.3
SANYO	62.0	-25.2
Other	22.0	+12.0

Total	340.0	-63.8

<** semiconductors only>	< 21.6 >	< +0.2 >

*	These figures are calculated on an accrual basis.

(Note) excluding the impact of the Great East Japan Earthquake

Depreciation (tangible assets)

yen (billions)

Fiscal 2012 Forecast
12-11
305.0	+20.8

(Note) excluding the impact of the Great East Japan Earthquake

R&D Expenditures

yen (billions)

Fiscal 2012 Forecast
12-11
540.0	+12.2

(Note) excluding the impact of the Great East Japan Earthquake

11. Foreign Currency Transaction *

Fiscal 2012 Forecast
U.S. Dollars	US$	3.8 billion
Euro		€1.7 billion

*	These figures are based on the net foreign exchange exposure of the company.

(Note) excluding the impact of the Great East Japan Earthquake

Disclaimer Regarding Forward-Looking Statements

        This document includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934 and its other filings.

        The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China, and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the business reorganization after the acquisition of all shares of Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd.; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; natural disasters including earthquakes, prevalence of infectious diseases throughout the world and other events that may negatively impact business activities of the Panasonic Group; as well as direct or indirect adverse effects of the Great East Japan Earthquake on Panasonic Group.

        The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual reports, on Form 20-F, and any other reports and documents which are on file with the U.S. Securities and Exchange Commission.

<Attachment 1> Reference

Segment information for fiscal 2011

Sales	Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
Digital AVC Networks	831.7	826.1	927.6	718.6	3,304.0
Home Appliances	322.8	313.9	337.5	301.7	1,275.9
PEW and PanaHome	391.2	442.8	446.5	454.5	1,735.0
Components and Devices	236.3	244.6	232.9	212.5	926.3
SANYO	413.0	416.7	393.3	338.9	1,561.9
Other	275.4	285.0	262.5	374.8	1,197.7

Subtotal	2,470.4	2,529.1	2,600.3	2,401.0	10,000.8
Eliminations	-309.3	-322.3	-314.8	-361.7	-1,308.1

Total	2,161.1	2,206.8	2,285.5	2,039.3	8,692.7

Segment profit	Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
Digital AVC Networks	27.9	33.4	39.9	13.7	114.9
Home Appliances	32.3	16.8	32.8	10.4	92.3
PEW and PanaHome	8.3	22.5	23.2	19.0	73.0
Components and Devices	11.8	13.7	3.6	3.9	33.0
SANYO	5.0	1.1	-5.7	-8.4	-8.0
Other	12.8	10.2	12.2	17.7	52.9

Subtotal	98.1	97.7	106.0	56.3	358.1
Corporate and eliminations	-14.3	-12.5	-10.7	-15.3	-52.8

Total	83.8	85.2	95.3	41.0	305.3

<Attachment 2> Reference

Segment information for fiscal 2010

Sales	Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
Digital AVC Networks	773.3	830.8	974.1	831.3	3,409.5
Home Appliances	306.6	288.3	305.6	303.7	1,204.2
PEW and PanaHome	357.7	416.0	410.7	447.7	1,632.1
Components and Devices	213.3	243.5	246.9	227.8	931.5
SANYO	—	—	—	404.8	404.8
Other	204.7	241.4	231.6	334.5	1,012.2

Subtotal	1,855.6	2,020.0	2,168.9	2,549.8	8,594.3
Eliminations	-260.1	-282.2	-282.3	-351.7	-1,176.3

Total	1,595.5	1,737.8	1,886.6	2,198.1	7,418.0

Segment profit				Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
Digital AVC Networks	-13.6	26.3	40.2	34.4	87.3
Home Appliances	18.6	8.1	31.3	8.1	66.1
PEW and PanaHome	-7.8	12.0	17.4	13.1	34.7
Components and Devices	-9.7	13.4	19.2	13.6	36.5
SANYO	—	—	—	-0.7	-0.7
Other	-0.9	3.0	6.2	11.4	19.7

Subtotal	-13.4	62.8	114.3	79.9	243.6
Corporate and eliminations	-6.8	-13.7	-13.3	-19.3	-53.1

Total	-20.2	49.1	101.0	60.6	190.5

Note:	The company restructured the motor business on April 1, 2010. Accordingly, segment information for Home Appliances, and Components and Devices in fiscal 2010 are reclassified to conform to the presentation for fiscal 2011.

<Attachment 3> Reference

Primary domain companies’ information for fiscal 2011

Sales					Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
AVC Networks Company	419.8	424.6	515.2	341.0	1,700.6
Panasonic Mobile Communications Co., Ltd.	66.1	73.6	56.2	47.5	243.4
Panasonic Electronic Devices Co., Ltd.	95.8	98.1	89.5	82.4	365.8
Factory Automation Business	44.5	52.1	38.3	39.3	174.2

Domain company profit					Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
AVC Networks Company	-18.9	1.0	0.2	-10.4	-28.1
Panasonic Mobile Communications Co., Ltd.	2.7	3.6	0.8	-1.6	5.5
Panasonic Electronic Devices Co., Ltd.	3.2	5.1	3.0	1.1	12.4
Factory Automation Business	6.5	8.9	4.1	4.5	24.0

Primary domain companies’ information for fiscal 2010

Sales					Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
AVC Networks Company	366.8	435.5	526.2	374.2	1,702.7
Panasonic Mobile Communications Co., Ltd.	102.0	63.9	63.7	77.8	307.4
Panasonic Electronic Devices Co., Ltd.	84.3	95.6	97.3	88.8	366.0
Factory Automation Business	15.9	24.3	26.5	33.9	100.6

Domain company profit					Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
AVC Networks Company	-34.6	1.7	0.1	-1.3	-34.1
Panasonic Mobile Communications Co., Ltd.	7.8	1.9	0.4	0.8	10.9
Panasonic Electronic Devices Co., Ltd.	-3.8	2.9	4.6	0.9	4.6
Factory Automation Business	-7.6	-1.9	0.1	2.7	-6.7

April 28, 2011

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)

International PR

(Tel: +81-3-6403-3040)

Panasonic News Bureau (Japan)

(Tel: +81-3-3542-6205)

Jim Reilly (U.S.)

(Tel: +1-201-392-6067)

Anne Guennewig (Europe)

(Tel: +49-611-235-457)

Makoto Mihara (Japan)

Investor Relations

(Tel: +81-6-6908-1121)

Yuko Iwatsu (U.S.)

Panasonic Finance (America), Inc.

(Tel: +1-212-698-1360)

Hiroko Carvell (Europe)

Panasonic Finance (Europe) plc

(Tel: +44-20-3008-6887)

Panasonic Announces Continuation of Policy toward

Large-scale Purchases of Company’s Shares [ESV plan]

Osaka, Japan, April 28, 2011 — Panasonic Corporation ([NYSE:PC/TSE:6752] “Panasonic”) today announced that its Board of Directors has decided to continue the company’s policy toward Large-scale Purchases of Panasonic shares. This policy, called the ESV (Enhancement of Shareholder Value) Plan, was originally announced on April 28, 2005, and since then, the Board of Directors has announced the continuation thereof each year. As stated in the April 28, 2005 press release, the ESV Plan reflects Panasonic’s policy toward:

(i)	a purchase of Panasonic shares by a group of shareholders[1] with the intent to hold 20% or more of the total voting rights[2] of Panasonic, or

(ii)	a purchase of Panasonic shares resulting in a group of shareholders holding 20% or more of the total voting rights of Panasonic.

(The ESV Plan does not apply to cases where Panasonic’s Board of Directors has given consent in advance of purchases set out in (i) or (ii) above.)

In the following outline of the details of the ESV Plan, a purchase of Panasonic shares set out in (i) or (ii) above shall be referred to as a Large-scale Purchase, and a person or a company that intends to conduct a Large-scale Purchase shall be referred to as the Large-scale Purchaser.

1. Basic Philosophy

Panasonic’s Board of Directors believes that the company’s shareholders should make the final decisions as to whether or not a Large-scale Purchase is acceptable. If a Large-scale Purchase is to be conducted, sufficient information should be provided through the Board of Directors to shareholders so that they may make appropriate decisions. The Board of Directors intends to assess and examine any proposed Large-scale Purchase after the information on such Large-scale Purchase is provided, and subsequently to disclose the opinion of the Board of Directors, to assist shareholders in making their decisions. The Board of Directors may negotiate with the Large-scale Purchaser or offer alternative plans to shareholders, if it is deemed necessary.

The Panasonic Group recorded consolidated net sales of 8,692.7 billion yen for fiscal 2011, ended March 31, 2011, and consists of 633 consolidated subsidiaries and 366,937 employees on a consolidated basis, as of March 31, 2011. Taking into account the scale of the company’s operations and the wide range of its business fields, Panasonic believes it would be helpful for shareholders to receive proper information from both the Large-scale Purchaser and the Board of Directors so that they may examine the terms of the Large-scale Purchase that may have an impact on the management of the company, including the adequacy of the purchase price. The company believes that if a Large-scale Purchase is to be conducted, shareholders should be made aware of its potential impact on the future management of the Panasonic Group, as well as management policies and business plans that the Large-scale Purchaser wishes to adopt, and the influence on other various stakeholders such as customers and employees, in order to determine whether or not the Large-scale Purchase is acceptable.

Under the basic philosophy mentioned above, Panasonic’s Board of Directors has established rules concerning Large-scale Purchases of Panasonic shares (hereinafter referred to as the Large-scale Purchase Rules) as described below. The Board of Directors will require any Large-scale Purchaser to comply with these rules. If the Large-scale Purchaser does not comply with these rules, the Board of Directors intends to take certain countermeasures.

For your information, please refer to the major shareholders of Panasonic as described in attachment 1 hereto. Also, please note that as of the present time, Panasonic has not received any specific proposals for a Large-scale Purchase.

2. Large-scale Purchase Rules

Panasonic’s Board of Directors believes that a Large-scale Purchaser should comply with the Large-scale Purchase Rules for the benefit of all shareholders of Panasonic. The Large-scale Purchase Rules require that (i) a Large-scale Purchaser provide sufficient information to the Board of Directors, and (ii) a Large-scale Purchaser be permitted to commence the Large-scale Purchase only after the prescribed period during which the Board of Directors assesses the Large-scale Purchase.

First, a Large-scale Purchaser is required to provide Panasonic’s Board of Directors with sufficient information (hereinafter referred to as the Large-scale Purchase Information) so that the company’s shareholders may make decisions and the Board of Directors may form its opinion regarding such Large-scale Purchase. The Large-scale Purchase Information includes the followings:

(1)	an outline of the Large-scale Purchaser and its group;

(2)	the purposes and conditions of the Large-scale Purchase;

(3)	the basis for determination of the purchase price and funds for purchase; and

(4)	management policies and business plans which the Large-scale Purchaser intends to adopt after the completion of the Large-scale Purchase.

Since details of the Large-scale Purchase Information may vary depending on each specific Large-scale Purchase, the Board of Directors, first of all, requires the Large-scale Purchaser to submit to Panasonic a letter of intention to comply with the Large-scale Purchase Rules, specifying the name of the Large-scale Purchaser, address, governing law of incorporation, the name of the representative, contact details in Japan and an outline of the proposed Large-scale Purchase. Within five business days after receipt of such letter, the Board of Directors will deliver to the Large-scale Purchaser a list of the Large-scale Purchase Information to be initially provided by the Large-scale Purchaser. If the information initially provided by the Large-scale Purchaser is deemed insufficient as Large-scale Purchase Information, the Board of Directors may request additional information until it receives sufficient information with such decision made by referring to advice from outside professionals, such as lawyers and financial advisors and fully respecting the opinions of outside directors and corporate auditors. The Board of Directors will disclose the proposed Large-scale Purchase and all or part of the Large-scale Purchase Information submitted to the Board of Directors at the time it deems appropriate, if such disclosure is considered necessary for shareholders to make decisions.

After all the Large-scale Purchase Information is provided, Panasonic’s Board of Directors should be allowed a sixty day period (in the case of the purchase of all Panasonic shares by a tender offer with cash-only (yen) consideration) or a ninety day period (in the case of any other Large-scale Purchase), depending on the difficulty level of assessment, as the period during which it will assess, examine, negotiate, form an opinion and seek alternatives (hereinafter referred to as the Assessment Period). The Large-scale Purchase, therefore, shall be commenced only after the Assessment Period has elapsed. The Board of Directors will thoroughly assess and examine the Large-scale Purchase Information with advice from outside professionals during the Assessment Period, and disclose its opinion.

As mentioned above, the Board of Directors may negotiate with the Large-scale Purchaser in order to improve the terms of the proposed Large-scale Purchase or it may offer alternative plans to shareholders, as necessary.

3. Countermeasures against non-compliance with the Large-scale Purchase Rules

The ESV Plan includes countermeasures to be taken in the event of non-compliance with the Large-scale Purchase Rules. In the ESV Plan, non-compliance with the Large-scale Purchase Rules is the condition triggering Panasonic’s countermeasures, in principle.

If a Large-scale Purchaser does not comply with the Large-scale Purchase Rules, Panasonic’s Board of Directors may take countermeasures against the Large-scale Purchaser to protect the interests of all shareholders. Countermeasures include the implementation of stock splits, issuance of stock acquisition rights or any other measures that the Board of Directors is permitted to take under the Company Law in Japan or other laws and the company’s articles of incorporation. The Board of Directors will make decisions relating to countermeasures by referring to advice from outside professionals, such as lawyers and financial advisers and fully respecting the opinions of outside directors and corporate auditors. The Board of Directors will adopt specific countermeasures which it deems appropriate at that time. If the Board of Directors elects to make a stock split for shareholders as of a certain record date, the maximum ratio of the stock split shall be five-for-one. If the Board of Directors elects to issue stock acquisition rights in a rights offering, the outline of the issuance thereof shall be as described in attachment 2 hereto. If the Board of Directors elects to issue stock acquisition rights as a countermeasure, it may determine the exercise period and exercise conditions of the stock acquisition rights in consideration of the effectiveness thereof as a countermeasure, such as the condition not to belong to a specific group of shareholders including a Large-scale Purchaser.

The purpose of the Large-scale Purchase Rules is to provide an opportunity for Panasonic’s shareholders to receive necessary information about the Large-scale Purchase, as well as the opinion and any alternative plans from Panasonic’s Board of Directors, in order to determine whether or not the Large-scale Purchase is acceptable. Panasonic believes these rules will benefit shareholders by providing them with sufficient information to make a decision about a Large-scale Purchase that may have an impact on the management of the company. If a Large-scale Purchaser complies with the Large-scale Purchase Rules, the Board of Directors does not intend to prevent the Large-scale Purchase at its own discretion, unless it is clear that such Large-scale Purchase will cause irreparable damage or loss to Panasonic. As an exception, however, in the event that it is clear to the Board of Directors that a Large-scale Purchase will cause irreparable damage or loss to Panasonic and as a result, the Board of Directors makes a decision to take countermeasures to prevent such Large-scale Purchase, the Board of Directors will disclose such decision in a timely and appropriate manner. On making such a decision, the Board of Directors will refer to advice from outside professionals, such as lawyers and financial advisers and fully respect the opinions of outside directors and corporate auditors.

If the Board of Directors decides after considering the interest of all shareholders that it would be appropriate to confirm the desires of the shareholders before taking the countermeasures stated above, the company will hold a general meeting of shareholders. If the Board of Directors decides to hold such a meeting, the company will disclose the fact that a general meeting of shareholders will be held and the reasons therefor.

The company believes that the establishment of the Large-scale Purchase Rules and countermeasures to be taken in the event of non-compliance with such rules are reasonable and appropriate in order to protect the legitimate interests of all Panasonic shareholders. The company recognizes that the aforementioned countermeasures may cause damage or loss, economic or otherwise, to a prospective Large-scale Purchaser who does not comply with the Large-scale Purchase Rules. Thus, the company is hereby advising in advance against commencing a Large-scale Purchase that does not comply with the Large-scale Purchase Rules.

4. Effect on Panasonic’s shareholders and investors

Panasonic does not anticipate that taking countermeasures will cause shareholders, other than the Large-scale Purchaser, economic damage or loss of any rights, however, in the event that the Board of Directors determines to take a specific countermeasure, the Board of Directors will disclose such countermeasure in a timely and appropriate manner, pursuant to relevant laws and financial instruments exchange regulations. Regarding necessary procedures for shareholders in the event that a specific countermeasure is taken, in the case of an issuance of stock acquisition rights, in order to acquire stock acquisition rights, shareholders need to apply for acquisition within a certain prescribed period, depending on the issuance methods for stock acquisition rights. In addition, in order to exercise stock acquisition rights and acquire stock, shareholders need to pay the exercise price within a certain prescribed period. When the Board of Directors decides to acquire stock acquisition rights, it may deliver stocks to shareholders without paying the amount equivalent to the exercise price, in exchange for the acquisition of the stock acquisition rights. In the case of a stock split and an issuance of stock acquisition rights, shareholders must be recorded in the last shareholders’ register as of the record date of the stock split or the issuance of stock acquisition rights, which shall be determined and announced publicly by the Board of Directors. Panasonic will announce the details of such procedures and any other procedures necessary to protect the interests and rights of shareholders and investors in accordance with relevant laws and financial instruments exchange regulations when the Board of Directors actually determines to take countermeasures including stock splits and issuances of stock acquisition rights.

Each Corporate Auditor, including each outside Corporate Auditor, stated agreement to re-adopt this policy at this time on condition that it is duly implemented. The terms of office of all Directors are for one year, and they are elected at an annual general meeting of shareholders in June of each year. All of the two (2) Outside Directors and three (3) Outside Corporate Auditors are notified to the financial instruments exchanges as independent directors or independent corporate auditors and do not have any conflict of interests with our shareholders. Panasonic’s Board of Directors intends to review the Large-scale Purchase Rules, as necessary, for reasons including amendments to applicable legislation. Any such review would be conducted strictly in the interests of all shareholders.

Notes: 1.	A group of shareholders (tokutei-kabunushi group) means a holder (defined in Paragraph 1, Article 27-23 of the Financial Instruments and Exchange Law, including a person or a company deemed as a holder pursuant to Paragraph 3 thereof) of shares and other securities (defined in Paragraph 1, Article 27-23 of the Financial Instruments and Exchange Law) or a person or a company who makes a purchase (defined in Paragraph 1, Article 27-2 of the Financial Instruments and Exchange Law, including a purchase made on a financial instruments exchange market) and any joint holders (defined in Paragraph 5, Article 27-23 of the Financial Instruments and Exchange Law, including a person or a company deemed as a joint holder pursuant to Paragraph 6 thereof) and any specially related parties (defined in Paragraph 7, Article 27-2 of the Financial Instruments and Exchange Law).

2.	The number of total voting rights shall be the number of voting rights with respect to all issued shares of Panasonic at the relevant time, excluding the shares held by Panasonic as treasury stock, the number of which appears in the latest Treasury Stock Purchase Report under the Financial Instruments and Exchange Law.

(Attachment 1)

The major shareholders of Panasonic as of March 31, 2011

Name of Shareholder	Number of Shares Held (thousands of shares)	Percentage of Shares Held in Total Issued Shares (%)
The Master Trust Bank of Japan Ltd. (trust account)	116,892	4.76
Japan Trustee Services Bank, Ltd. (trust account)	108,189	4.41
Moxley & Co.	78,609	3.20
Nippon Life Insurance Company	67,000	2.73
Sumitomo Mitsui Banking Corporation	57,024	2.32
Panasonic Corporation Employee Shareholding Association	43,446	1.77
SSBT OD05 OMNIBUS ACCOUNT-TREATY CLIENTS	39,700	1.61
Sumitomo Life Insurance Co.	37,408	1.52
State Street Bank and Trust Co.	33,117	1.35
Mitsui Sumitomo Insurance Co., Ltd.	30,105	1.22

Notes:

1.	Amounts less than one thousand have been discarded.

2.	The number of treasury stock is 382,760 thousand shares.

(Attachment 2)

Outline of issuance of stock acquisition rights

(In case the Board of Directors elects to issue stock acquisition rights in a rights offering)

1. Shareholders who are entitled to receive stock acquisition rights and conditions of issuance thereof:

One stock acquisition right shall be granted to a shareholder, per one share held by such shareholder (excluding the shares held by Panasonic as treasury stock), whose name is recorded in the register of shareholders as of the record date to be specified and published by the Board of Directors. In this regard, Panasonic may either (i) grant to each of the shareholders holding a share of common stock a right to subscribe for a stock acquisition right and to make an offering for subscription of the offered stock acquisition right, or (ii) distribute stock acquisition rights to the shareholders without consideration.

2. Type and number of shares to be acquired upon exercise of stock acquisition rights:

The type of shares to be acquired upon exercise of stock acquisition rights shall be common stock, and the number of shares to be acquired upon exercise of one stock acquisition right shall be one share.

3. Total number of stock acquisition rights to be issued:

The total number of stock acquisition rights to be issued shall be determined by the Board of Directors up to 5 billion stock acquisition rights. The Board of Directors may issue stock acquisition rights more than once within the maximum number of 5 billion stock acquisition rights to be issued in total.

4. Payment amount of each stock acquisition right in the case of item 1, (ii) above:

No payment is required.

5. Price of assets to be invested upon exercise of each stock acquisition right:

The price of assets to be invested upon exercise of a stock acquisition right shall be one Japanese yen or more to be determined by the Board of Directors.

6. Restriction on transfer of stock acquisition rights:

Acquisition of stock acquisition rights by way of assignment thereof requires the approval of the Board of Directors.

7. Conditions of exercise of stock acquisition rights:

The Board of Directors may prohibit a person or company belonging to a group of shareholders (tokutei-kabunushi group) including a Large-scale Purchaser (excluding the case where the Board of Directors approves that an acquisition or shareholding of shares and other securities of Panasonic by the person or company does not conflict with the benefit of all shareholders of Panasonic) from exercising stock acquisition rights.

8. Exercise period and other conditions of stock acquisition rights:

Exercise period, conditions of acquisitions and other conditions of stock acquisition rights shall be determined by the Board of Directors. The Board of Directors may determine that the company may repurchase stock acquisition rights (“Qualified Stock Acquisition Rights”) that are not held by a holder of a stock acquisition right who is prohibited from exercising stock acquisition rights due to the exercise conditions mentioned in item 7 above, and deliver one share of common stock to be determined by the Board of Directors per one Qualified Stock Acquisition Right to each of the holders thereof.

# # #

April 28, 2011

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)

International PR

(Tel: +81-3-6403-3040)

Panasonic News Bureau (Japan)

(Tel: +81-3-3542-6205)

Jim Reilly (U.S.)

(Tel: +1-201-392-6067)

Anne Guennewig (Europe)

(Tel: +49-611-235-457)

Makoto Mihara (Japan)

Investor Relations

(Tel: +81-6-6908-1121)

Yuko Iwatsu (U.S.)

Panasonic Finance (America), Inc.

(Tel: +1-212-698-1360)

Hiroko Carvell (Europe)

Panasonic Finance (Europe) plc

(Tel: +44-20-3008-6887)

Panasonic Announces Annual Business Policy

Osaka, Japan, April 28, 2011 — President Fumio Ohtsubo of Panasonic Corporation (NYSE symbol: PC) today announced its business policy for the fiscal year ending March 2012 (fiscal 2012) at the company’s business policy meeting. Addressing before an audience of Panasonic Group employees, he first touched upon the impacts of the March 11 earthquake (the Great East Japan Earthquake) on the group’s operations. He then summarized the group’s progress made in the first year of the Green Transformation 2012 (GT12) management plan covering three years through March 2013 and laid out Panasonic’s growth imperatives for fiscal 2012, including reorganization. The following is a summary of his presentation.

One and Half Months after the Great East Japan Earthquake

(1) Recovery and Reconstruction Initiatives: While operations at Panasonic factories in the disaster-hit region have been recovering steadily, disruptions in its supply chain are still affecting the group’s operations.

Towards full recovery of the company and reconstruction of the nation, Panasonic continues to extend a helping hand to the people in the affected region, and at the same time, it is accelerating its efforts to restore its operations to normal state and prepare itself for future disaster risks. While Panasonic plans to cut cost and investment in accordance with changes in sales stemmed from the disaster, it is determined to play a significant role in the country’s reconstruction efforts with its products and business activities.

(2) Contribution through Products and Business Activities: To be specific, to respond to the needs for measures to cope with anticipated power shortages and blackouts, Panasonic will promote the use of energy-efficient LED lighting and propose its solutions that combine energy creation, storage and management. To the nation’s full-scale recovery, the group intends to offer comprehensive solutions for the entire home, building and town that address energy challenges and bring about safe and secure living. The group will put its concept of “green innovation company” into practice along the way.

1. Progress and Key Issues in “GT12”

Under the GT12 three-year midterm management plan, Panasonic set the following targets for FY 2013 ending March 2013.

	Index	FY 2011 Achievement	FY 2013 Target
New Business Sectors	Sales ratio of six key businesses	35%	42%
	Sales of energy systems business	550.8 billion yen	850 billion yen

Overseas	Sales in emerging countries*1	505.1 billion yen	770 billion yen
	Overseas sales ratio	48%	55%

Solutions & Systems	Sales of systems and equipment business	2.27 trillion yen	2.6 trillion yen
	Overseas sales ratio	32%	39%

*1:	Panasonic’s sales of consumer and systems products in BRICs + Vietnam and MINTS + B (Mexico, Indonesia, Nigeria, Turkey, Saudi Arabia and the Balkans)

In the first year of the GT12 plan, from April 2010 to March 2011, Panasonic saw steady growth in the heating/refrigeration/air conditioning and LED businesses among its six key business areas. Sales in the emerging countries registered 20% growth over the previous fiscal year, driven by robust sales in India and Vietnam. The group also experienced progress in CO2 reductions, which exceeded its targets, as a result of increased sales of its energy-efficient products and reduced CO2 emissions from production process. During the first year of GT12, some businesses and regions met their sales targets. Overall, however, substantial sales growth was not materialized in the new business sectors and overseas.

2. Group Reorganization and New Growth Strategy

<Direction of Business Reorganization>

Panasonic will undergo group-wide reorganization in line with its basic concepts: “Maximize value creation by strengthening contacts with customers,” “Realize speedy and lean management” and “Accelerate growth businesses by boldly shifting management resources.” The group currently consists of five business segments by technology platform. Putting customers’ perspectives in the center, it will be reorganized into three business sectors by business model: Consumer, Components & Devices and Solutions.

In these three business sectors, nine internal companies called “business domain companies” and a marketing division will be set up. Panasonic will build an optimum business model for each business sector and aims to optimize synergies among the group companies.

<Growth Strategies of the Three Business Sectors>

1) Consumer

Consumer business sector consists of two business domain companies, AVC Networks and Heating/Refrigeration/Air Conditioning & Home Appliances, and a marketing division called Global Consumer Marketing.

AVC Networks: The company will develop and grow new businesses by enhancing easy-to-use network-connectable products that fit for everyday living and by creating new business models. In addition to that, AVC Networks will shift development and production to emerging countries to tap into growth of local demand, aiming to achieve sales of 2.1 trillion yen (113% of FY 2011) or more in fiscal 2013.

Heating/Refrigeration/Air Conditioning & Home Appliances: While withdrawal of overlapping businesses with SANYO Electric Co., Ltd. (SANYO) is expected to reduce sales, the company will aim to generate sales of 1.2 trillion yen (94% of FY 2011) or more in fiscal 2013 by speeding up the development of overseas markets for finished products, increasing global sales of small cooking appliances and personal-care and healthcare products as well as expanding B-to-B business which capitalizes on SANYO’s strength. With drastic shift in business focus to overseas markets along with buildup of its competitiveness, the company will accelerate growth after fiscal 2013.

2) Components & Devices

Components & Devices business sector includes three business domain companies: Automotive Systems, Components & Devices and Energy Devices. This business sector will integrate marketing and technologies so that Panasonic can timely propose solutions by anticipating customer needs. The sector will seek to grow as an independent business, not relying on internal demand.

Automotive Systems: The company will target sales of the 700 billion yen level (105% of FY 2011) in fiscal 2013 through creation of multi-media products for high-volume segment for automobile companies and securing the top share in the domestic car navigation market.

Components & Devices: The company will aim to achieve high growth and profitability by offering products worldwide in the areas where fast-paced growth is expected such as the environment, energy and smartphone segments. The company will target sales of 1.8 trillion yen (117% of FY 2011) or more in fiscal 2013.

Energy Devices: To restructure the company’s lithium-ion battery business and increase product competitiveness, it will shift production to China and actively seek to optimize procurement on a global level. The company will invest 55 billion yen through fiscal 2013 in China, including construction of a new factory in Suzhou, to strengthen its integrated production system from electrodes to cells and battery packs. In the solar business, it will cut production costs of its HIT solar cells boasting the world’s highest level energy conversion efficiency as well as enhance its solar cell product lineup by outsourcing polycrystalline solar modules. The company aims for sales of 760 billion yen (115% of FY 2011) or more in fiscal 2013.

3) Solution

This business sector consists of four business domain companies: Systems & Communications, Environment & Energy Solutions, Healthcare & Medical Solutions and Factory Solutions. “Group Comprehensive Solutions Business Promotion” function will be set up in the Environment & Energy Solutions.

Systems & Communications: The company will strengthen its security and communication products and create solutions that use cloud computing. In addition to that, by accelerating sales growth in the global market, the company aims to generate sales of 1.2 trillion yen (129% of FY 2011) or more in fiscal 2013.

Environment & Energy Solutions: In the lighting business, the company will significantly enhance its LED product lineup and strive to strengthen overseas sales, aiming to increase the ratio of LED lighting products to over 40% of all the lighting products as well as its overseas sales ratio to more than 40% in fiscal 2016. For electrical construction materials, the company will expand the business in Asia, mainly in India, by taking advantage of Anchor Electricals, a fully-owned Panasonic subsidiary and top maker of electrical construction materials in the country. As to the “comprehensive solutions” business, Comprehensive Solutions Business Promotion Division will drive the business, proposing complete energy-saving solutions encompassing a collection of wide variety of products, ideas to connect those products as well as repair, maintenance and other services. From such new businesses, the company aims to generate sales of at least 105.5 billion yen in fiscal 2013 and 300 billion yen or more in fiscal 2016. Overall, it will target sales of the 1.6 trillion yen level (108% of FY 2011) in fiscal 2013.

Healthcare & Medical Solutions: The company will provide solutions for such growth areas as in-hospital work assistance, early diagnosis and treatment and home healthcare, aiming to achieve sales of 140 billion yen (117% of FY 2011) or more in fiscal 2013.

Factory Solutions: With mounting systems in the core of the company, it will explore new business opportunities in the production process area. In the existing business areas, it will inject development, manufacturing and sales resources in emerging markets as well as actively utilize its sales partnerships in North America. The company will target sales of 190 billion yen (116% of FY 2011) or more in fiscal 2013.

<Reorganization of the Head Office>

1) Structure of the New Global and Group Head Office

The head offices of Panasonic Corporation, Panasonic Electric Works Co., Ltd. (PEW) and SANYO and six corporate regional management divisions will be consolidated to form a smaller global and group head office. The new global and group head office consists of a global head office and five regional management headquarters: China and Northeast Asia; North America; Latin America; Asia, Oceania, Middle East and Africa; and Europe and CIS. It will pursue lean, speedy and global business operations.

2) Globalization and Optimization of Functions

The global and group head office will be organized according to job functions. Among the manufacturing-related functions (environment, technology and quality, manufacturing innovation, procurement and logistics), the head office function of the procurement, logistics and part of manufacturing innovation functions will be moved to Asia. Panasonic will also significantly strengthen other functions at the Asian base. Positioning these functions under Global Manufacturing Division, Panasonic will strive to raise the level of manufacturing capability by developing strong manufacturing bases, boosting local procurement and strategically utilizing outside sources.

3) Roles of SANYO and PEW

SANYO will operate businesses and manage assets that cannot be integrated into any of the new domain companies, such as OEM manufacturing of products that compete with the domain companies as well as joint ventures SANYO formed overseas. PEW’s businesses will be fully integrated into the new domain companies, and Panasonic and PEW will operate them in a unified manner.

4) Brand Consolidation

Basically, Panasonic will be the only brand that conveys corporate messages for all the business groups, except for a certain regions and products. Besides, there are many sub-brands as well as products and technologies that have their own names. Panasonic will continue to use them according to its needs, while ensuring consistency in the Panasonic Group.

3. Strengthening Management Structure — Act Decisively, Change and Mix Together

<Act Decisively>

1) Emerging Countries

Panasonic Group aims for sales of 615 billion yen for fiscal 2012 from BRICs + V (Brazil, Russia, India, China and Vietnam) and MINTS + B (Mexico, Indonesia, Nigeria, Turkey, Saudi Arabia and the Balkans). Particularly in India, where the group plans to double its sales in the second year of its India project that aims for a large increase in sales, it will accelerate its initiatives in the strengthening of its product lineup and marketing structure as well as opening of B-to-B showrooms. Panasonic is determined to achieve sales of 100 billion yen in fiscal 2012 in India as a stepping stone to reach sales of 200 billion yen in fiscal 2013.

Taking the welding system area as an example of its B-to-B initiatives, Panasonic will launch new products developed from customers’ perspectives, such as inverter-equipped arc welding machines intended for high volume segment customers that were designed by taking into account users’ opinions gained through surveys conducted in China and India. The welding system business will build up its sales and service networks and aim to achieve double-digit growth in its sales in the emerging countries.

2) Growth Areas

Devices for Smartphones: In the rapidly growing smartphone market, Panasonic will step up its efforts to reinforce the related device business. Especially, it will build up its high-density circuit board business based on Panasonic’s proprietary ALIVH (Any Layer Interstitial Via Hole) technology by increasing production capacity at overseas factories with investments of about the 10 billion yen level and strengthening the business alliances with major European substrate makers.

Next-generation Lighting Devices: Panasonic recognizes OLED lighting as the next-generation lighting devices that may become equally popular as LED lighting in the market and formed a joint venture called Panasonic Idemitsu OLED Lighting Co., Ltd. with Idemitsu Kosan Co., Ltd. on April 12, 2011. Panasonic will speed up the commercialization and market development for its OLED lighting products.

Solar Business: In Japan, to help reconstruct the nation after the Great East Japan Earthquake, Panasonic will focus on boosting its solar panel supply including purchases from other vendors. In Europe and the United States, Panasonic will create new business models in the solar business, including business alliances with electricity and gas companies, M&A and offering of integrated systems. Overall, Panasonic will aim for sales of the 150 billion yen level in fiscal 2012.

Environmental Engineering Business: To address environmental challenges factories are facing, Panasonic will propose comprehensive solutions for the entire factory. These solutions include its water purification technology using filtration membranes, originally developed by SANYO, as well as energy-saving support service that includes not only products but also consultation for creating and saving energy from factory infrastructure. Panasonic aims for sales of 37 billion yen in fiscal 2012 from this business.

<Change>

To successfully carry out management innovations, Corporate Division for Group Management Innovation, consisting of six subcommittees and one committee, will orchestrate innovation initiatives across all the group companies and accelerate the group-wide innovation efforts. Individual businesses will also be drastically reorganized.

1) Product Development

The division’s V-Products Subcommittee will conceive and design “V-Products” that can achieve “victory” in the global consumer electronics market. These products will incorporate findings of lifestyle research the group has been conducting in various countries. The products will demonstrate Panasonic’s commitment to quality and user-friendliness but without features that are deemed unnecessary in the designated markets. Panasonic aims for sales of 1 trillion yen or more in fiscal 2013 from these products with overseas sales accounting for at least 60%.

The division’s Environment Innovation Subcommittee will work to boost manufacturing of energy-saving and recycling-oriented products. Panasonic aims to achieve a size of contribution in reducing CO2 emissions equal to 48.3 million tons from such environment-conscious products in fiscal 2013.

2) Management Structure

A new subcommittee (Management Strengthening Subcommittee) which focuses on strengthening Panasonic’s management structure will be placed under the Corporate Division for Group Management Innovation. The subcommittee will drive the group’s cost cutting efforts, aiming to lower the break-even point by 4% in the next two years. It will also work on increasing the group’s cash reserve and aim to improve to turn net cash flow positive in fiscal 2013.

3) Reorganization of Individual Businesses

Flat-panel Television Business: Panasonic will increase purchase of LCD panels from outside vendors and transfer a production line of its third domestic PDP plant in Amagasaki City in Japan to China to reduce asset. Also, it will focus on panel sizes with which it can give full play to its competitiveness in flat panels. For TV sets, it will focus on improving profitability by introducing TVs with distinctive features, while stepping up production overseas.

Semiconductor Business: In order to change the existing system LSI-centered business model, Panasonic will reinforce its efforts to shift development resources to growth areas, build business with new customers and optimize production by choosing right production sites.

<Mix Together>

Involving all employees of the Panasonic Group, Panasonic will create a new group culture. By sharing management philosophy and making the most of diversity of the group, they will strive to make the new group culture directly contribute to the group’s growth.

4. New Panasonic Group after Reorganization

<New Panasonic Group>

When the drastic group-wide reorganization is completed, Panasonic will have an optimum structure that enables the group to effectively pursue new growth strategies. Panasonic aims to realize sales of at least 3 trillion yen from each of the three business sectors in fiscal 2013. It expects the group’s total employees will be the 350,000 people level as it will build an organization with global competitiveness.

<Reorganization>

Panasonic will review overlapping businesses within the group and consider consolidation or transfer them to outside companies. At the same time, Panasonic will reorganize its bases and reassign its personnel, as the reorganization involves consolidation and streamlining at the group’s head offices and all business domains. Panasonic expects the restructuring charges will be the 110 billion yen level in fiscal 2012 and the 50 billion yen level in fiscal 2013.

<Synergies and GT12 Targets>

Panasonic expects some negative synergies in fiscal 2012, such as sales decline, inherent in the consolidation of home appliances businesses and sales companies. However, it also expects the rationalization and restructuring will more than offset the negative effect and increase its annual operating profit by 6 billion yen in fiscal 2012.

In fiscal 2013, Panasonic predicts synergies from the restructuring will contribute 60 billion yen to its annual operating profit, as increased sales in solar cells, lithium-ion batteries, LED lighting and air conditioning equipment and rationalization are expected to exceed the negative synergies.

Under the GT12 plan, Panasonic set the targets of 10 trillion yen in sales and 5% or more in operating profit to sales ratio for fiscal 2013. Considering impact of exchange rate changes and the above-mentioned synergies, Panasonic maintains the operating profit to sales ratio target of 5% or more for fiscal 2013. For operating profit, it will strive for achieving the original goal of the 500 billion yen level in fiscal 2013. As to sales, Panasonic now aims for 9.4 trillion yen for fiscal 2013, taking into account a further appreciation of the yen and the reorganization plans shaped in its “Transformation Project” that was developed after the GT12 plan.

About Panasonic

Panasonic Corporation is a worldwide leader in the development and manufacture of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the company recorded consolidated net sales of 8.69 trillion yen (US$105.0billion) for the year ended March 31, 2011. The company’s shares are listed on the Tokyo, Osaka, Nagoya and New York (NYSE:PC) stock exchanges. For more information on the company and the Panasonic brand, visit the company’s website at http://panasonic.net/

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the business reorganization after the acquisition of all shares of Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd.; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; natural disasters including earthquakes, prevalence of infectious diseases throughout the world and other events that may negatively impact business activities of the Panasonic Group; as well as direct or indirect adverse effects of the Great East Japan Earthquake on Panasonic Group in terms of, among others, component procurement, manufacturing, distribution, and economic conditions in Japan and overseas including consumer spending and corporate capital investment. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual reports, on Form 20-F, and any other reports and documents which are on file with the U.S. Securities and Exchange Commission.

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